[redacted]

06051314

SECU[illegible] SSION
Washington, D.C. 20549

RECEIVED NOV 2 1 2006 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 37456

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie A. Katynski (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy Kolb & Sorrentino, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

33515 State Street (Address) Farmington (City) Michigan (State) 48335 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of September, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J. Cappelli
Signature

President - Advance Captial Group
Vice President - Advance Capital Service
Title

Carol Brewer
Notary Public

CAROL BREWER
Notary Public, State of Michigan
County of Oakland
My Commission Expires Sep. 16, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors report on Internal Acct. Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Statement of Cash Flows- Broker Dealer

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements
And Supplementary Information

September 30, 2006

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

September 30, 2006

Table of Contents

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2006, and the related consolidated statements of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of September 30, 2006, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 9, 2006

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Financial Condition
As of September 30, 2006

Assets	
Cash and cash equivalents	$ 1,275,613
Trade receivables	27,542
Marketable securities available for sale	3,300
Furniture, equipment and software, less accumulated depreciation and amortization of $503,648	389,005
Deposits	7,760
Total assets	$ 1,703,220
Liabilities	
Payable to brokers and dealers	$ 336
Accounts payable	5,513
Accrued taxes and expenses	1,303,484
Total liabilities	1,309,333
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	179,776
Total stockholders' equity	393,887
Total liabilities and stockholders' equity	$ 1,703,220

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Operations
and Retained Earnings
for the Year Ended September 30, 2006

Revenue	
Fee income	$ 7,648,367
Commissions	3,002,734
Interest income	23,629
Total revenue	10,674,730
Expenses	
Officers' compensation	1,066,153
Office compensation	2,424,596
Compensation of representatives	3,654,336
Depreciation and amortization	136,281
Insurance - General	41,918
Insurance - Health	250,165
Insurance - Workers' compensation	28,103
Marketing	491,962
Office expense	165,819
Payroll taxes	312,284
Postage	84,502
Professional fees	84,341
Computer support	88,700
Regulatory fees	34,897
Rent	408,917
Repairs and maintenance	19,850
Software expense	44,114
Taxes and licenses	100,000
Telephone	81,968
Miscellaneous	16,654
Total expenses	9,535,560
Net income	1,139,170
Retained earnings - Beginning of year	150,606
Distributions	(1,110,000)
Retained earnings - End of year	$ 179,776

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows
for the Year Ended September 30, 2006

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 10,640,296
Cash paid to vendors and employees	(9,283,768)
Interest received	23,629
Net cash provided by operating activities	1,380,157
Cash flows from investing activities	
Expenditures for furniture and equipment	(127,195)
Deposit returned	844
Distributions to owners	(810,000)
Repayment of advances to employees	2,205
Net cash used in investing activities	(934,146)
Net increase in cash and cash equivalents	446,011
Cash and cash equivalents - Beginning of year	829,602
Cash and cash equivalents - End of year	$ 1,275,613

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Year Ended September 30, 2006

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 1,139,170
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	136,281
Changes in:	
Accounts receivable	(10,805)
Accounts payable and accrued taxes and expenses	115,511
Total adjustments	240,987
Net cash provided by operating activities	$ 1,380,157

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 72% of the total revenue). The Company primarily transacts business in the midwestern United States.

Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for officers' compensation varies periodically, principally because determination of compensation takes into consideration the receipt of certain revenue.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy.

Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at September 30, 2006 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in a bank that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk totaled approximately $1,142,000 at September 30, 2006 for the excess of the deposit liabilities reported by the bank over the amounts that would have been covered by federal insurance.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at September 30, 2006 are broker/dealers and related investment companies located in Michigan.

3. Marketable Securities Available for Sale

The marketable securities portfolio was comprised of equity securities classified as available for sale. The Company accounts for investments in accordance with SFAS 115, resulting in securities being carried at market value.

Following are the estimated market values and original cost of marketable securities available for sale as of September 30, 2006:

	Market Value	Cost	Unrealized Gains	Unrealized Losses
Equity securities	$ 3,300	$ 3,300	$ 0	$ 0

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$ 709,708	$ 993,512	$ 1,703,220
Stockholder's equity	157,144	236,743	393,887

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software consist of:

Furniture and equipment	$ 755,458
Software	137,195
	$ 892,653

6. Common Stock

During the year, the board of directors authorized a 1,000 for 1 split. The authorized, issued and outstanding shares of common stock at September 30, 2006 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015 and also leases office space in Illinois expiring February 2013. The Company leases additional office space in Michigan expiring December 2006, and in Ohio expiring February 2007.

The aggregate minimum annual rental commitments at September 30, 2006 under noncancelable operating lease agreements are as follows:

Year Ending September 30	
2007	$ 268,141
2008	255,344
2009	262,904
2010	270,497
2011	278,147
Thereafter	923,934
Total	$ 2,258,967

8. Federal Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, SERVICES had net capital of $ 132,293 which was $81,842 in excess of its required net capital (based on aggregate indebtedness) of $50,451. SERVICES' net capital ratio was 5.72 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $200 million and .55% of the average daily net assets above $200 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds, .40% of the average daily net assets of the Cornerstone Stock Fund and .50% of the average daily net assets up to $200 million and .40% of the average daily net assets above $200 million of the Retirement Income Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Bond, Cornerstone Stock and Retirement Income Funds.

MANAGEMENT operations reflect $5,771,517 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the year ended September 30, 2006.

SERVICES operations reflect $2,563,493 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares.

11. Stock Repurchase Agreement

In 1995, the Company and its stockholders entered into an agreement (revised in 1998 and again in 2001) which stipulates the terms under which the Company's shares can be sold. Among other things, the agreement gives the Company the first option to acquire the shares of any stockholder wishing to sell his common stock after December 31, 1997. If the Company does not elect to purchase the shares, the agreement requires mandatory redemption by the remaining stockholders. The purchase price is established by formula under the agreement and is materially in excess of the Company's book value.

12. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during the year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual compensation as a percentage of total covered employee compensation. The Company accounts for the ESOP in accordance with SOP (Statement of Position) 93-6. The board elected not to make a contribution to the ESOP for the year ended September 30, 2006.

13. Litigation

The Company is the defendant in a lawsuit filed by a customer seeking approximately $50,000 in alleged damages. Management believes that all required payments related to this matter have been properly made and no further amounts have been provided for. In addition, it is the opinion of Company management that the ultimate resolution of this claim will not have a materially adverse effect on the consolidated financial position or results of operations of Advance Capital Group, Inc. and its subsidiaries.

14. Subsequent Event

During November 2006 the Company entered into a settlement agreement with former sales associates (associates) in regards to certain customers. The associates and the Company have settled and have dismissed all pending litigation. The settlement will be included as other income in the consolidated statement of operations, net of related legal fees and other expenses in the subsequent period.

SUPPLEMENTARY

INFORMATION

BUTTON EDDY KOLB & SORRENTINO

A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statements of Advance Capital Group, Inc. and Subsidiaries is presented in the preceding section. Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information, identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 9, 2006

Advance Capital Group, Inc.
and Subsidiaries
Consolidating Statement of Financial Position
As of September 30, 2006

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 414,093	$ 861,520	0		$ 1,275,613
Trade receivables	0	27,542	0		27,542
Marketable securities available for sale	0	3,300	0		3,300
Fixed assets, net	295,301	93,704	0		389,005
Deposits	314	7,446	0		7,760
Investment in subsidiaries	0	0	393,887	393,887	0
Total assets	$ 709,708	$ 993,512	$ 393,887	393,887	$ 1,703,220
Liabilities					
Payable to brokers and dealers	0	336	0		336
Accounts payable	0	5,513			5,513
Accrued taxes and expenses	552,564	750,920	0		1,303,484
Total liabilities	552,564	756,769	0	0	1,309,333
Stockholders' equity					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained earnings (Accumulated deficit)	(28,299)	(369,468)	179,776	(397,767)	179,776
Total stockholders' equity	157,144	236,743	393,887	393,887	393,887
Total liabilities and stockholders' equity	$ 709,708	$ 993,512	$ 393,887	$ 393,887	$ 1,703,220

Advance Capital Group, Inc.
And Subsidiaries
Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit)
for the Year Ended September 30, 2006

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 5,079,697	$ 2,568,670	$	$	$ 7,648,367
Commissions	0	3,002,734			3,002,734
Interest income	13,591	10,038			23,629
Total revenue	5,093,288	5,581,442			10,674,730
Expenses					
Officers' compensation	1,066,153	0			1,066,153
Office compensation	1,578,908	845,688			2,424,596
Compensation of representatives	259,977	3,394,359			3,654,336
Depreciation and amortization	97,839	38,442			136,281
Insurance - General	14,096	27,822			41,918
Insurance - Health	111,100	139,065			250,165
Insurance - Workers'	0	28,103			28,103
Marketing	57,380	434,582			491,962
Office expense	115,754	50,065			165,819
Payroll taxes	138,010	174,274			312,284
Postage	80,915	3,587			84,502
Professional fees	83,533	808			84,341
Computer support	88,700	0			88,700
Regulatory fees	3,660	31,237			34,897
Rent	305,647	103,270			408,917
Repairs and maintenance	14,847	5,003			19,850
Software expense	44,114	0			44,114
Taxes and licenses	50,326	49,674			100,000
Telephone	45,438	36,530			81,968
Miscellaneous	15,258	1,396			16,654
Total expenses	4,171,655	5,363,905			9,535,560
Net income from operations	921,633	217,537			1,139,170
Net income from subsidiaries	0	0	1,139,170	1,139,170	0
Net income	921,633	217,537	1,139,170	1,139,170	1,139,170
Retained earnings (Accumulated deficit) - Beginning of year	(39,932)	(387,005)	150,606	(426,937)	150,606
Distributions	(910,000)	(200,000)	(1,110,000)	(1,110,000)	(1,110,000)
Retained earnings (Accumulated deficit) - End of year	$ (28,299)	$ (369,468)	$ 179,776	$ (397,767)	$ 179,776

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Year Ended September 30, 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit
Balances at October 1, 2005	$ 6,062	$ 600,149	$ (387,005)
Net Income			217,537
Distributions			(200,000)
Balances at September 30, 2006	$ 6,062	$ 600,149	$ (369,468)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Year Ended September 30, 2006

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 5,560,599
Cash paid to vendors and employees	(4,905,386)
Interest received	10,038
Net cash provided by operating activities	665,251
Cash flows from investing activities	
Expenditures for furniture and equipment	(33,103)
Repayment of advances to employees	2,205
Net cash used in investing activities	(30,898)
Net increase in cash and cash equivalents	634,353
Cash and cash equivalents - Beginning of year	227,167
Cash and cash equivalents - End of year	$ 861,520

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Year Ended September 30, 2006

Reconciliation of net income to net cash used by operating activities		
Net Income	$	217,537
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		38,442
Changes in:		
Accounts receivable		(10,805)
Accounts payable and accrued taxes and expenses		420,077
Total adjustments		447,714
Net cash provided by operating activities	$	665,251

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of September 30, 2006

Net Capital	
Total stockholder's equity	$ 236,743
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	236,743
Deductions and/or charges	
Non-allowable assets	
Securities not readily marketable	3,300
Furniture, equipment and software, net	93,704
Deposits	7,446
Total deductions and/or charges	104,450
Net capital	$ 132,293
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 336
Accounts payable	5,513
Accrued taxes and expenses	750,920
Total aggregate indebtedness	$ 756,769
Computation of Net Capital Requirement	
Minimum net capital required	$ 50,451
Excess net capital at 1,500 percent	$ 81,842
Excess net capital at 1,000 percent	$ 56,616
Ratio: Aggregate indebtedness to net capital	5.72 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) FOCUS report dated September 30, 2006 and the above calculation.

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Britton Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
November 9, 2006